SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Merger of Furnas by Eletrobras

Rio de Janeiro, November 24, 2023, Centrais Elétricas Brasileiras S/A - Eletrobras, further to the material fact disclosed on August 22, 2023, informs that the Board of Directors resolved, on this date, to submit to the Company's common shareholders the Management Proposal for the Extraordinary General Meeting of Eletrobras, to be held on December 29, 2023 (EGM), which will resolve on the merger, by the Company, of the wholly-owned subsidiary Furnas - Centrais Elétricas S. A. Considering that Furnas is a wholly-owned subsidiary of the Company, the Merger will not entail a capital stock increase or the issue of new shares by Eletrobras and will not give rise to the right of withdrawal.

If the merger is approved at the EGM, its implementation is subject to the fulfillment of certain conditions precedent. Once these have been verified, the merger will take place on the date to be set by the Eletrobras Board of Directors.

With the merger, The Company will absorb all assets, rights, contingencies and obligations of Furnas. For further details, see the information in Annex I, in line with CVM Resolution 78 of March 29, 2022.

The incorporation of Furnas represents an essential step in Eletrobras' corporate reorganization, as provided for in the Strategic Plan.

Eduardo Haiama

Vice-President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and business conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of operations and initiatives of the Companies may differ from current expectations and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

ANNEX I

1.	Identification of the companies involved in the transaction and a brief description of their activities

Centrais Elétricas Brasileiras S/A: Eletrobras is a publicly held corporation, with the task of promoting studies, construction projects and the operation of electricity generation plants, transmission and distribution lines, as well as carrying out commercial acts arising from these activities, such as the commercialization of electricity, which has led Eletrobras to make a decisive contribution to the expansion of the supply of electricity and the development of the country. Eletrobras operates in the generation, transmission and sale of electricity in the country and contributes to making the Brazilian energy matrix one of the cleanest and most renewable in the world.

Furnas – Centrais Elétricas S.A.: Furnas is a privately held corporation and a wholly-owned subsidiary of Eletrobras which generates, transmits and sells electricity in the region covered by the Federal District and the states of São Paulo, Minas Gerais, Rio de Janeiro, Espírito Santo, Rio Grande do Sul, Santa Catarina, Goiás, Mato Grosso, Mato Grosso do Sul, Pará, Tocantins, Rondônia, Ceará and Bahia. Its energy is sold to energy distributors, traders and free consumers throughout the country. Furnas holds several public electricity service concessions in the generation and transmission segments.

2.	Description and purpose of the transaction

The Merger's primary scope is to unlock value levers associated with the efficient and effective integration of the management and safety of people, assets and businesses of the Companies involved, with the expansion of their competitiveness in a single corporate environment that promotes meritocratic and high-performance practices, ensures the safety of people, assets and the environment and adopts the best ESG (Environmental, Social and Governance) practices, aiming for the Company's longevity and the generation of sustainable value for all its stakeholders.

The implementation of the Merger is subject to the satisfaction of the Suspensive Conditions, as described in the Protocol and Justification.

3.	Main benefits, costs and risks of the transaction

Benefits

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and business conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of operations and initiatives of the Companies may differ from current expectations and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

The merger will enable: (i) the simplification of the corporate structure of the Eletrobras group; (ii) higher levels of corporate governance in relation to the activities previously carried out by Furnas (since these activities will now be carried out directly by Eletrobras); (iii) greater speed in the decision-making process of the activities previously carried out by Furnas (since this decision-making process will be carried out directly by Eletrobras); (iv) tax optimization in the realization of deferred tax credits from tax losses and negative basis due to the expectation of an increase in taxable results by the Company; and (v) restructuring, standardization and consolidation of operational, administrative and tax activities in line with best market practices.

Costs

The merger presents opportunities for responsible cost reductions for the Eletrobras group, especially as a result of the elimination of redundancies and inefficiencies, as well as more efficient management of resources and people, always aiming for the highest quality standards in the maintenance and continuous improvement of safety practices (people, environment and assets) and in the execution of the activities included in the company's corporate purpose.

Risks

Considering that Furnas is already a wholly-owned subsidiary of Eletrobras, the Merger will not subject Eletrobras to an increase in the usual risks of its business and activities. Nevertheless, considering the existence of exogenous factors inherent to corporate merger transactions that are beyond the scope of Eletrobras' absolute action and/or control, the Merger may result in a residual reduction in the scope of the goals to be achieved with the merger.

Therefore, the main risk factors with the implementation of the Merger are: (i) failures, obstacles or delays in capturing the expected synergies and/or in implementing processes and systems that allow the full absorption of Furnas' processes, preventing or hindering integration; and (ii) difficulties or obligations of an operational, commercial, financial, contractual and technological nature during the process of consolidating activities, leading to unforeseen losses or costs.

In addition, there are potential risks regarding the consummation of the Merger itself, given that it is subject to the verification of the Suspensive Conditions (such as, for example, obtaining the prior consent of creditors, holders of debentures and/or commercial notes and ANEEL), some of which are not under the control of the companies involved, and can subject them to new demands and obligations, which could delay, burden or make the of the Merger unfeasible, preventing Eletrobras from taking full advantage of the expected benefits.

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and business conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of operations and initiatives of the Companies may differ from current expectations and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

4.	Share exchange ratio

Not applicable, since there are no minority shareholders participating in the stock capital of Furnas, a wholly-owned subsidiary of the Company, and there will be no issue of new shares by Eletrobras.

5.	Criteria for establishing the exchange ratio

Not applicable, as explained in item 4 above.

6.	Main assets and liabilities that will form each part of the net worth in the event of a spin-off

Not applicable, as this is not a spin-off transaction.

7.	Whether the transaction has been or will be subject to approval by Brazilian or foreign authorities

The merger was submitted to ANEEL for analysis, in compliance with article 5 of Annex I of ANEEL Normative Resolution 948 of 2021.

8.	In transactions involving controlling companies, subsidiaries or companies under common control, the share replacement ratio calculated in accordance with art. 264 of Law no. 6.404, of 1976

Not applicable, as explained in item 4 above.

9.	Applicability of right of withdrawal and amount of reimbursement

No right of withdrawal applies, since Furnas has no minority shareholders. Finally, there is no legal provision for the right of withdrawal for any dissenting shareholders of Eletrobras.

10.	Other relevant information

The list of documents required to exercise voting rights at the EGM, which will resolve on the Merger, are available to the Company's shareholders as of this date at the Company's registered office and on the Company's websites (https://ri.eletrobras.com/), CVM (https://www.gov.br/cvm/pt-br) and B3 (www.b3.com.br). The Company will keep its shareholders and the market in general informed of developments in the matters covered by this material fact.

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, whether known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and business conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. Future results of operations and initiatives of the Companies may differ from current expectations and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.